Via Facsimile and U.S. Mail
Mail Stop 4720

July 15, 2009

Mr. Steven Skalicky
Executive Vice President and Chief Financial Officer
Tenet Healthcare Corporation
13737 Noel Road
Dallas, TX 75240

Re: Tenet Healthcare Corporation
**   Form 10-K for the Period Ended December 31, 2008**
**   Filed February 24, 2009**
**   File No. 001-07293**

Dear Mr. Skalicky:

        We have reviewed your May 28, 2009 response to our April 29, 2009 letter and
have the following comments. In our comments, we ask you to provide us with
information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like and identify the annual or quarterly filing, as applicable, in which you
intend to first include it. If you do not believe that revised disclosure is necessary,
explain the reason in your response. After reviewing the information provided, we may
raise additional comments and/or request that you amend your filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results…
Results of Operations
Other Operating Expenses, page 53

1. We acknowledge your response to comment three. Please revise your proposed
    disclosure to clarify that you consider the number of claims, severity and the
    discount rate to be the most significant assumptions in estimating accruals for
    general and professional liabilities. Please also clarify that the percentage
    changes illustrated are those that management considers reasonably likely.

<u>Impairment of Long-Lived Assets and Goodwill and Restructuring Charges, page 53</u>

2. We acknowledge your response to comment four. Please clarify the nature of your other long-lived assets since it is unclear what other long-lived assets represent. Please also expand your proposed disclosure by describing the factors contributing to the adverse financial trends and adverse changes in your hospitals' cash flows projections.

<u>Critical Accounting Estimates</u>
<u>Revenue Recognition, page 65</u>

3. We acknowledge your response to comment five. Based on your proposed disclosure that the contractual allowance estimates could change by material amounts please disclose the reasonably likely changes in your assumptions and quantify their financial impact.

<u>Impairment of Long-Lived Assets, page 67</u>

4. We acknowledge your response to comment eight. Please disclose the operating risks of hospitals whose fair value does not significantly exceed their carrying value. Please tell us the criteria used to determine whether the estimated fair value exceeds the carrying value by a nominal amount, such as any difference of less than 10%, etc. Please also provide a sensitivity analysis for potential asset impairments of hospitals with an estimated fair value that nominally exceeds their carrying value based on reasonably likely changes in your assumptions.

<u>Consolidated Financial Statements</u>
<u>Note 4. Discontinued Operations, page 86</u>

5. We acknowledge your response to comment 11. Please tell us the amount of the estimated sales proceeds included in the initial letter of intent to sell two of your hospitals to USC. Please also tell us the factors that contributed to the $10 million and $40 million decrease in the estimated sales proceeds during the third and forth quarter of 2008 that were previously unknown when you signed the letter of intent.

<u>Note 8 – Selected Balance Sheet Details, page 97</u>

6. We acknowledge your response to comment 12. Given the materiality of the other receivable balance in relation to your equity balance, please revise to provide a more comprehensive description of the nature of the other receivables and quantify the amounts that are past due more than 90 days. Provide us with the disclosures you propose to include in your future filings.

* * * *

   Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

   Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

   Sincerely,

   Jim B. Rosenberg
   Senior Assistant Chief Accountant